

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 4, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Bruce A. Hall, Chief Financial Officer
Knight Energy Corp.
836 Blue Jay Lane
Coppell, Texas 75019

> **Re: Knight Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed May 11, 2007**
> **File No. 0-52470**

Dear Mr. Hall:

    We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB filed May 11, 2007

General

1.   Please follow the guidance in Rule 12b-15 of Regulation 12B for numbering amendments, when filing further amendments. Please include a marked version of your second and subsequent amendments with your correspondence on EDGAR, showing only changes made subsequent to the prior amendment.

2.   We understand that you will commence periodic reporting with a Form 10-QSB covering your fiscal quarter ended March 31, 2007, which is due to be filed by May 29, 2007 under Rule 13a-13(a) of Regulation 13A.

3.   To expedite the processing of your amendments, we suggest that you provide a detailed letter of response in which you state precisely where in the marked version of the document you have made responsive changes to each numbered comment.

4.   You indicate that in April 2007, "the Knight Nevada Board of Directors and a majority of the stockholders approved an amendment to the Knight Nevada Articles of Incorporation increasing the company's authorized capital…. Additionally, the Board of Directors and the stockholders approved the reincorporation of the company as a Maryland corporation…." Because your reporting obligations became operative sixty days after the filing of the Form 10-SB, please advise us how you complied with Section 14 of the 1934 Act in each case. Also address any exemption(s) from the registration requirements of the Securities Act that you believe were applicable.

5.   You include disclosure regarding the commencement of a private placement on April 25, 2007, which will terminate on July 25, 2007. Make clear that there is no assurance that you will receive any proceeds from the offering, or advise us why that is not the case.

Our officers and directors are engaged in other businesses that result in conflicts of interest with us, page 18

6.   We note your responses to prior comments 13 and 20. Please disclose an estimate of the amount or percentage of his professional time that each officer devotes to other business ventures. Expand the disclosure at page 31 to disclose the amount or percentage of time that each devotes to your business and affairs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations, page 21

7.   Please disclose whether the registrant has sufficient funds to meets its cash requirements during the next twelve months.

Results of Operations, page 24

8.   Describe in necessary detail in this section or at page 34 the consulting arrangements and the services for which $1,062,669 was paid, and file all material agreements as exhibits. We may have additional comments.

Allocation of the Purchase Price of Assets and Liabilities Acquired

9.   Please file as an exhibit the agreement, and amendments thereto, concerning the purchase of Charles Hill Drilling, Inc.

Executive Compensation, page 32

10.   We remind you of prior comment 2. Please provide all disclosure Item 402 of Regulation S-B requires. For example, confirm to us that there was no reimbursement in 2006 for health insurance expenses, despite the provisions for such reimbursement in the employment agreements you describe at page 33. With regard to the consulting agreement with Rampart, please file it as an exhibit. Also clarify Rampart's affiliation(s), if any, with either of your named executive officers, and revise the tabular disclosure accordingly, as appropriate. We may have additional comments.

Recent Sales of Unregistered Securities, page 37

11.   We reissue prior comments 9 and 24 in part. Discuss the facts that made the claimed exemptions available.

Index to Exhibits, page III-2

12.   We reissue prior comment 26. We note that you have assigned new numbers to the exhibits. The assigned numbers do not appear to conform to the numbering convention set forth in Item 601 of Regulation S-B.

Financial Statements

Note 4 – Acquisition, page F-11

13.   We note that you removed the financial statements of Charles Drilling, Inc. that
        had previously been included in the registration statement. However, we
        understand from your disclosure that you acquired a 75% interest in Charles
        Drilling, Inc. on March 16, 2006 for $1,500,000, resulting in consolidation of that
        entity from that point forward. Since your operations were nominal prior to the
        acquisition, Charles Hill Drilling, Inc. would constitute a predecessor entity, as
        defined in Rule 405 of Regulation C.

        Therefore, you should amend your filing to include audited financial statements of
        Charles Hill Drilling, Inc., extending from the date of its inception to its fiscal
        year-end, December 31, 2005, and from that point to March 15, 2006, the date of
        acquiring the 75% interest, and since it was a development stage enterprise, from
        the date of its inception to the date of acquisition, consistent with Note 1 to Item
        310 of Regulation S-B. Please also expand your disclosures describing the
        transaction to characterize Charles Hill Drilling, Inc. and Knight Energy Corp. as
        predecessor and successor entities, respectively.

        You will need to obtain an audit of the Charles Hill Drilling, Inc. financial
        statements, up to the date of acquisition, and include the audit opinion with your
        amendment. These should immediately follow your financial statements in the
        filing.

Note 5 – Recapitalization, page F-12

14.   We note your disclosure that as part of your transaction with Integrated
        Technology Group, Inc. in June 2006 your shareholders received 4,511,500 shares
        that are subscribed but not issued. We see that you also have 6,235,550 shares
        issuable as of December 31, 2006, under your March 2006 private placement, for
        which you have received payment. Please expand your disclosures to discuss the
        terms and conditions under which the shares are to be issued, including any further
        consideration to be received, the expected timeframe of issuance, and any separate
        accounting applied in the interim.

15.   We note you present unaudited pro forma information for the period from March
        2, 2006 through December 31, 2006, representing the "combined results" of
        Knight Energy Corp., Charles Hill Drilling, Inc. and Integrated Technology Group,
        Inc. (ITG), based on "numerous assumptions" which you have not disclosed.
        Given that Charles Hill is a predecessor entity and that you have accounted for the
        transaction between you and ITG as a recapitalization, it is unclear what you are
        endeavoring to show that is not apparent in the historical financial statements of
        you and your predecessor. If you believe this information is meaningful, we

would expect you to comply with the requirements of Article 11 of Regulation S-X for the presentation of pro forma financial statements, and present these separately from the historical financial statements. Please contact us by telephone to discuss this matter in further detail.

Note 8 – Stockholders' Equity, page F-21

16.   Please reconcile your disclosure on page 21, stating that all issuances of stock during the period from March 2, 2006 through December 31, 2006 were valued based on the "stock closing trade price on the date of grant" and similar disclosure in your policy note on page F-15, with your disclosures under this heading, indicating that you relied upon the price received in your private placement in valuing various issuances of stock. We generally find the quoted market price utilized, following the guidance in SFAS 123(R).

Supplemental Oil and Gas Data, page F-48

17.   We note your disclosure indicating your reserve estimates were prepared "…with the assistance of an independent petroleum reservoir engineering firm." Please modify this and all similar references to identify the engineering firm assisting you as an expert.

Engineering Comments

Description of Business, page 2

Current Natural Gas and Oil Projects, page 3

18.   Please remove the probable reserves from your filing. You may only disclosed proved reserves in a filing with the SEC. Please see Item 102 Instruction 5 for reference.

19.   Reconcile for us the proved reserves reported in this section with the proved reserves reported in the Supplemental Oil and Gas Data (unaudited) on page F-19.

Supplemental Oil and Gas Data, page F-19

Reserve Quantity Information, page F-20

20.   Please remove the probable reserves from your filing. You may only disclosed proved reserves in a filing with the SEC. Please see Item 102 Instruction 5 for reference.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Towner
        K. Hiller
        J. Murphy
        T. Levenberg
        C. Moncada-Terry